                          REGISTRATION RIGHTS AGREEMENT

                                      AMONG

                        VIATEL HOLDING (BERMUDA) LIMITED

                                       AND

                           THE INVESTORS NAMED HEREIN

                               -----------------

                           DATED AS OF APRIL 21, 2004


                                TABLE OF CONTENTS

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                                    ARTICLE I
                                   DEFINITIONS
Section 1.1.      Definitions..........................................................................    1

                                   ARTICLE II
                      REGISTRATION UNDER THE SECURITIES ACT

Section 2.1.      Required Registration and Priority...................................................    5
Section 2.2.      Incidental Registration..............................................................    8
Section 2.3.      Expenses.............................................................................   10
Section 2.4.      Effective Registration Statement; Suspension.........................................   10
Section 2.5.      Selection of Underwriters............................................................   10

                                   ARTICLE III
                           RESTRICTIONS ON PUBLIC SALE

Section 3.1.      Public Sale or Distribution..........................................................   11
Section 3.2.      Transfers by Holders.................................................................   11

                                   ARTICLE IV
                             REGISTRATION PROCEDURES

Section 4.1.      Procedures...........................................................................   12
Section 4.2.      Information to be Provided by Holders................................................   16
Section 4.3.      Additional Obligations of Holders....................................................   16
Section 4.4.      Additional Obligations of Company and Holders........................................   17

                                    ARTICLE V
                          INDEMNIFICATION/CONTRIBUTION

Section 5.1.      Indemnification and Contribution.....................................................   17

                                   ARTICLE VI
                                  MISCELLANEOUS

Section 6.1.      No Inconsistent Agreements...........................................................   20
Section 6.2.      Amendments and Waivers...............................................................   20
Section 6.3.      Notices..............................................................................   20
Section 6.4.      Successors and Assigns...............................................................   21
Section 6.5.      Recapitalizations, Exchanges, etc., Affecting Registrable Securities.................   21
Section 6.6.      Counterparts.........................................................................   22

                                      -i-
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
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Section 6.7.      Descriptive Headings, Etc............................................................   22
Section 6.8.      Severability.........................................................................   22
Section 6.9.      Governing Law; Jurisdiction; Waiver of Jury Trial....................................   22
Section 6.10.     Specific Performance.................................................................   23
Section 6.11.     Additional Documents.................................................................   23
Section 6.12.     No Third-Party Beneficiaries.........................................................   24
Section 6.13.     Entire Agreement.....................................................................   24
Section 6.13.     Termination of Obligations With Respect to Registrable Notes.........................   24

                  REGISTRATION RIGHTS AGREEMENT (the "Agreement") dated as of April 21, 2004, by and among Viatel Holding (Bermuda) Limited, a company organized under the laws of Bermuda (the "Company"), the Investors (as hereinafter defined), Lucy Woods and any other Person that shall from and after the date hereof acquire or otherwise be the transferee of any Registrable Securities (herein referred to collectively as the "Holders" and individually as a "Holder", subject to Section 2.2(c)).

                  WHEREAS, on April 21, 2004, the Company, Lucy Woods and the Investors entered into an Investment and Note Purchase Agreement (the "Investment Agreement") pursuant to which, under the terms and subject to the conditions contained therein, Lucy Woods and each Investor shall purchase 8% Convertible Senior Secured Notes Due 2014 of the Company (the "Notes") and the Special Share Purchaser shall purchase the Special Share (as such terms are defined in the Investment Agreement).

                  WHEREAS, in order to induce the Purchasers (as defined in the Investment Agreement) to complete the transactions contemplated by the Investment Agreement, the Company has agreed to provide registration rights on the terms and subject to the conditions provided herein.

                  WHEREAS, the execution and delivery of this Agreement is a condition to the obligations of the Purchasers set forth in Article VI of the Investment Agreement.

                  NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         Section 1.1.Definitions. (a) As used in this Agreement, the following terms shall have the following meanings:

                  "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

                  "Closing Date" shall have the meaning set forth in the Investment Agreement.

                  "Common Shares" means the Common Shares of the Company, par value $0.01 per share.

                  "Company" shall have the meaning set forth in the preamble and shall also include the Company's successors, including by means of a Solvent Reorganization.

                  "Conversion Shares" the meaning set forth in the Investment Agreement.

                  "Demand Registration" shall have the meaning set forth in
Section 2.1(a)(i).

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time and the rules and regulations promulgated thereunder.

                  "Holder" shall have the meaning set forth in the preamble.

                  "Incidental Registration" shall have the meaning set forth in
Section 2.2(a).

                  "Incidental Registration Statement" shall have the meaning set forth in Section 2.2(a).

                  "Indenture" shall have the meaning set forth in Section 4.4.

                  "Investor Notes" shall have the meaning set forth in the Investment Agreement, but shall exclude, for purposes of this Agreement, the Investor Notes issued or issuable to Lucy Woods.

                   "Investors" means each of the Purchasers (as defined in the Investment Agreement) other than Lucy Woods.

                  "Majority Conversion Date" shall mean the date that a majority in principal amount of the Notes issued on the Closing Date has been converted into Common Shares.

                  "Notes" shall have the meaning set forth in the recitals to this Agreement.

                  "Notes Request" shall have the meaning set forth in Section 2.1(a)(i).

                  "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

                  "Prospectus" shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, and any such Prospectus as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities and by all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.

                  "Registrable Notes" shall mean the Investor Notes and any securities of the Company issued or issuable directly or indirectly with respect to or in exchange, or substitution for, or conversion of such Investor Notes by way of dividend or distribution, recapitalization, merger, consolidation, exchange or other reorganization.

                  "Registrable Securities" shall mean the Registrable Notes and the Registrable Shares. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been distributed to the public pursuant to an offering registered under the Securities Act or sold to the public in compliance with Rule 144 under the Securities Act (or any similar rule then in force).

                  "Registrable Shares" means the Common Shares into which the Registrable Notes may be converted pursuant to their terms and any securities of the Company issued or issuable directly or indirectly with respect to or in exchange, or substitution for, or conversion of such Common Shares by way of dividend or distribution, recapitalization, merger, consolidation, exchange or other reorganization. With respect to any Person that is a Holder (without reference to this sentence), Registrable Shares also includes any other Common Shares, or other securities of the Company issued or issuable directly or in exchange, or substitution for or conversion of Common Shares, held by such Holder by way of dividend or distribution, recapitalization, merger, consolidation, exchange or other reorganization.

                  "Registration Expenses" shall mean (i) all registration, listing, qualification and filing fees (including any NYSE or NASD filing fees),
(ii) fees and disbursements of counsel for the Company, (iii) accounting fees incident to any such registration, (iv) blue sky fees and expenses (including counsel fees in connection with the preparation of a Blue Sky Memorandum and legal investment survey), (v) all reasonable expenses of any Persons incurred on behalf of the Holders or the Company in preparing or assisting in preparing, printing, distributing, mailing and delivering any Registration Statement, any Prospectus, any underwriting agreements, transmittal letters, securities sales agreements, securities certificates and other documents relating to the performance of and compliance with this Agreement, (vi) the expenses incurred in connection with making road show presentations and holding meetings with potential investors to facilitate the distribution and sale of Registrable Securities which are customarily borne by the issuer, (vii) all internal expenses of the Company (including all salaries and expenses of officers and employees performing legal or accounting duties) and (viii) the reasonable fees and expenses of the Holders incurred in connection with the sale of Registrable Securities (including reasonable fees and expenses of counsel for the Holders); provided, however, that Registration Expenses shall not include any Selling Expenses.

                  "Registration Statement" shall mean any registration statement of the Company which covers any Registrable Securities and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

                  "Request" shall mean a Shares Request or a Notes Request.

                  "Required Registration" shall mean a registration required to be effected pursuant to Section 2.1.

                  "Required Registration Statement" shall mean a Registration Statement which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.1 on an appropriate form pursuant to the Securities Act (other than pursuant to Rule 415 thereof), and which form shall be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution thereof, and all amendments and supplements to such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

                  "Required Shelf Registration Statement" shall mean a Registration Statement which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.1 on an appropriate form or any similar successor or replacement form (in accordance with Section
4.1 hereof) pursuant to Rule 415 of the Securities Act, and which form shall be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution thereof, and all amendments and supplements to such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

                  "SEC" shall mean the United States Securities and Exchange Commission.

                  "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

                  "Selling Expenses" shall mean underwriting discounts, selling commissions and stock transfer taxes applicable to the securities registered by the Holders.

                  "Shares Request" shall have the meaning set forth in Section 2.1(a)(i).

                  "Shelf Registration" shall have the meaning set forth in
Section 2.1(a)(i).

                  "Solvent Reorganization" means any solvent reorganization of the Company, including by merger, consolidation, recapitalization, Transfer or sale of shares or assets, or contribution of assets and/or liabilities, or any liquidation, exchange of securities, conversion of entity, migration of entity, formation of new entity, or any other transaction or group of related transactions (in each case other than to or with an unaffiliated third party), in which:

                           (i) all holders of the same class of equity securities of the Company are offered the same consideration in respect of such equity securities,

                           (ii) the Holders' pro rata indirect economic interests in the Company, relative to each other and all other holders of equity securities of the Company, are preserved and

                           (iii) the rights of the Holders under this Registration Rights Agreement and the Investment Agreement are preserved in all material respects.

                  "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. Section 77aaa-77bbbb) as in effect on the date of the Indenture.

                  "Transfer" means any direct or indirect sale, transfer, pledge or other disposition of any economic, voting or other rights of or with respect to any Notes or Common Shares.

                  "Triggering Registration" shall mean the first Required Registration or Incidental Registration prior to which, or as a result of which, Morgan Stanley shall have sold or otherwise disposed of (a) 20% or more of the Notes issued to it on the Closing Date or (b) a number of Conversion Shares equal to the number of Conversion Shares issuable upon conversion of 20% of the Notes issued to it on the Closing Date.

                  "Trustee" shall have the meaning set forth in Section 4.4.

                  "Underwriter" means a Person who participates as an underwriter in connection with a sale or offering.

                  "Underwritten Offering" shall mean a sale of securities of the Company to an Underwriter or Underwriters for reoffering to the public.

                  (b) Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Investment Agreement.

                                   ARTICLE II
                      REGISTRATION UNDER THE SECURITIES ACT

         Section 2.1. Required Registration and Priority.

         (a) Required Registration. (i) At any time from and after the Closing Date and prior to the Majority Conversion Date, upon the written request of holders of a majority of the principal amount of the Notes issued to the Investors on the Closing Date, one or more Holders shall have the right to request in writing (a "Notes Request") (which Notes Request shall specify the Registrable Notes intended to be disposed, the identity of the Holders intending to dispose of the Registrable Notes, and the intended method of distribution thereof) that the Company register all or a portion of the Registrable Notes held by such Holder(s) by filing with the SEC (x) a Required Registration Statement (a "Demand Registration") or (y) if the Notes Request shall specify, a Required Shelf Registration Statement (a "Shelf Registration").

                  (ii) At any time from and after the Closing Date, upon the written request of:

                  (x) if, at the time of the request, the Company is subject to the provisions of the Exchange Act, Holders directly or indirectly owning 10% or more of the outstanding Common Shares, and

                  (y) if, at the time of the request, the Company is not subject to the provisions of the Exchange Act, Holders directly or indirectly owning at least a majority of the outstanding Common Shares, one or more holders of Registrable Shares shall have the right to request in writing (a "Shares Request") (which Shares Request shall specify the Registrable Shares intended to be disposed, the identity of the Holders intending to dispose of Registrable Shares, and the intended method of distribution thereof) that the Company register all or a portion of the Registrable Shares held by such Holder(s) by filing with the SEC (a) a Demand Registration or (b) if the Request shall specify, a Shelf Registration.

                  (iii) Upon the receipt of a valid Shares Request, the Company shall, by the fifth Business Day (as defined in the Investment Agreement) thereafter, give written notice of such requested registration to all Holders of Registrable Shares, and, not later than the 30th (or in the case of clause (a)(ii)(y) above, the 60th) calendar day after the receipt of such a Request by the Company, the Company will cause to be filed with the SEC a Required Registration Statement or Required Shelf Registration Statement, as the case may be, covering the Registrable Shares that the Company has been so requested to register in such Request and all other Registrable Shares that the Company has been requested to register by Holders thereof other than the Holder(s) who initiated the Request, by written request given to the Company within ten (10) Business Days after the giving of such written notice by the Company (which requests may be withdrawn prior to effectiveness of the relevant registration statement), providing for the registration under the Securities Act of the Registrable Shares that the Company has been so requested to register by all such Holders, to the extent necessary to permit the disposition of such Registrable Shares so to be registered in accordance with the intended methods of distribution thereof specified in such Request or further requests, and shall use all reasonable efforts to have such Required Registration Statement or Required Shelf Registration Statement, as the case may be, declared effective by the SEC as soon as practicable thereafter and to keep such Required Registration Statement continuously effective for a period of at least (x) 60 calendar days, in the case of a Demand Registration (or, in the case of an Underwritten Offering, such period as the Underwriters shall reasonably require) following the date on which such Required Registration Statement is declared effective (or such shorter period which will terminate when all of the Registrable Securities covered by such Required Registration Statement have been sold pursuant thereto) or (y) 180 calendar days, in the case of a Shelf Registration, following the date on which such Required Shelf Registration Statement is declared effective (or such shorter period which will terminate when all of the Registrable Securities covered by such Required Shelf Registration Statement have been sold pursuant thereto), including, in either case, if necessary, by filing with the SEC a post-effective amendment or a supplement to the Required Registration Statement or Required Shelf Registration Statement or the related Prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the Required Registration Statement or Required Shelf Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Required Registration Statement or Required Shelf Registration Statement or by the Securities Act, the Exchange Act, any state securities or blue sky laws, or any rules and regulations thereunder.

                  (iv) Upon the receipt of a valid Notes Request, the Company shall, by the fifth Business Day thereafter, give written notice of such requested registration to all Holders of Registrable Notes, and, not later than the 60th calendar day after the receipt of such a Notes Request by the Company, the Company will cause to be filed with the SEC a Required Registration Statement or Required Shelf Registration Statement, as the case may be, covering the Registrable Notes that the Company has been so requested to register in such Notes Request and all other Registrable Notes that the Company has been requested to register by Holders thereof other than the Holder(s) who initiated the Notes Request, by written request given to the Company within ten (10) Business Days after the giving of such written notice by the Company

(which requests may be withdrawn prior to effectiveness of the relevant registration statement), providing for the registration under the Securities Act of the Registrable Notes that the Company has been so requested to register by all such Holders, to the extent necessary to permit the disposition of such Registrable Notes so to be registered in accordance with the intended methods of distribution thereof specified in such Request or further requests, and shall use all reasonable efforts to have such Required Registration Statement or Required Shelf Registration Statement, as the case may be, declared effective by the SEC as soon as practicable thereafter and to keep such Required Registration Statement continuously effective for a period of at least (x) 60 calendar days, in the case of a Demand Registration (or, in the case of an Underwritten Offering, such period as the Underwriters shall reasonably require) following the date on which such Required Registration Statement is declared effective (or such shorter period which will terminate when all of the Registrable Securities covered by such Required Registration Statement have been sold pursuant thereto) or (y) 180 calendar days, in the case of a Shelf Registration, following the date on which such Required Shelf Registration Statement is declared effective (or such shorter period which will terminate when all of the Registrable Securities covered by such Required Shelf Registration Statement have been sold pursuant thereto), including, in either case, if necessary, by filing with the SEC a post-effective amendment or a supplement to the Required Registration Statement or Required Shelf Registration Statement or the related Prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the Required Registration Statement or Required Shelf Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Required Registration Statement or Required Shelf Registration Statement or by the Securities Act, the Exchange Act, any state securities or blue sky laws, or any rules and regulations thereunder.

                  (v) The Company shall not be required to effect, pursuant to this Section 2.1, (a) more than one Shelf Registration or Demand Registration with respect to the Registrable Notes, (b) more than two Demand Registrations requested by any single Holder with respect to Registrable Shares, (c) more than a total of four Demand Registrations with respect to Registrable Shares and (d) a Demand Registration with respect to Registrable Shares which covers Registrable Shares having a value of less than $10 million in the aggregate.

                  (vi) A Request may be withdrawn prior to the filing of the Required Registration Statement or Required Shelf Registration Statement by the Holder that made such Request (a "Withdrawn Request") and a Required Registration Statement or Required Shelf Registration Statement may be withdrawn prior to the effectiveness thereof by the Holders of a majority of the Registrable Securities included therein (a "Withdrawn Required Registration"), and, in either such event, such withdrawal shall not be treated as a Required Registration for purposes of the immediately preceding paragraph, unless the Withdrawn Registration Statement is withdrawn after its having been filed with the SEC and the requesting Holders have not reimbursed the Company for the reasonable expenses incurred in connection therewith, in which case it shall be treated as a Required Registration.

                  (vii) Notwithstanding the foregoing, the Company may delay the filing of a registration statement required pursuant to this Section 2.1 if the Board of Directors of the Company determines that such action is in the best interests of the Company's stockholders and only for a period not to exceed 90 days (a "Blackout Period"); provided that after any initial

Blackout Period the Company may not invoke a subsequent Blackout Period until 12 months elapse from the end of any previous Blackout Period.

                           (viii)   The registration rights granted pursuant to
the provisions of this Section 2(a)(i) shall be in addition to the registration rights granted pursuant to the other provisions of this Section 2.1.

                  (b) Priority in Required Registrations. If a Required Registration pursuant to this Section 2.1 involves an Underwritten Offering, and the sole Underwriter or the lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date 2 days prior to the date then scheduled for the pricing of such offering that, in its opinion, the amount of Registrable Securities requested to be included in such Required Registration exceeds the amount that can be sold in such offering without adversely affecting the distribution of the Registrable Securities being offered, the Company will include in such Required Registration only the amount of Registrable Securities that the Company is so advised can be sold in such offering without adversely affecting the distribution of the Registrable Securities being offered. The reduced number of Registrable Securities to be included in the Required Registration shall be allocated pro rata among the Holders participating in the Offering, based on the number of Registrable Securities beneficially owned by each participating Holder.

         Section 2.2. Incidental Registration.

                  (a) Right to Include Registrable Securities. If at any time from and after the Closing Date the Company proposes to register any of its Notes or Common Shares under the Securities Act (other than (A) any registration of public sales or distributions solely by and for the account of the Company of securities issued (x) pursuant to any employee benefit or similar plan or any dividend reinvestment plan or (y) in any acquisition by the Company or (B) pursuant to Section 2.1 hereof), either in connection with a primary offering for cash for the account of the Company or a secondary offering for the account of any holders of the Company's securities (in each case, an "Incidental Registration"), the Company shall, each time it intends to effect such a registration, give written notice to all Holders of Registrable Securities at least ten (10) but no more than thirty (30) Business Days prior to the expected initial filing of a registration statement with the SEC pertaining thereto (an "Incidental Registration Statement"), informing such Holders of its intent to file such Incidental Registration Statement, the expected filing date, and of the Holders' rights to request the registration of certain Registrable Securities held by the Holders under this Section 2.2 (the "Company Notice"). Upon the written request of any Holder made within seven (7) Business Days after any such Company Notice is given (which request shall specify the Registrable Securities intended to be disposed of by such Holder and the intended method of distribution thereof), the Company will use all reasonable efforts to effect the registration under the Securities Act of all Registrable Shares (and, if the Company proposes or is required pursuant to another section of this Agreement to register Notes in such offering, all other Registrable Securities) that the Company has been so requested to register by such Holders to the extent required to permit the disposition (in accordance with the intended methods of distribution thereof or, in the case of a registration which is intended to effect a primary offering for cash for the account of the Company, in accordance with the Company's intended method of distribution) of the Registrable Securities so requested to be registered, including, if necessary, by filing with the SEC a post-effective amendment or a supplement to the Incidental Registration Statement or the related Prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the Incidental Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Incidental Registration Statement or by the Securities Act, any state securities or blue sky laws, or any rules and regulations thereunder; provided, however, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Incidental Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder of Registrable Securities and, thereupon, (A) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses incurred in connection therewith), and (B) in the case of a determination to delay such registration, the Company shall be permitted to delay registration of any Registrable Securities requested to be included in such Incidental Registration Statement for the same period as the delay in registering such other securities.

                  The registration rights granted pursuant to the provisions of this Section 2.2 shall be in addition to the registration rights granted pursuant to the other provisions of this Section.

                  (b) Priority in Incidental Registrations. If a registration pursuant to this Section 2.2 involves an Underwritten Offering of the securities so being registered, whether or not for sale for the account of the Company, and the sole Underwriter or the lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder of Registrable Securities requesting registration) on or before the date 5 days prior to the date then scheduled for such offering that, in its opinion, the amount of securities (including Registrable Securities) requested to be included in such registration exceeds the amount that can be sold in (or during the time of) such offering without adversely affecting the distribution of the securities being offered, then the Company shall be required to include in such registration, unless the managing Underwriter shall otherwise specify (which specification may not adversely affect any Holder relative to any other Holder), first, all the securities entitled to be sold pursuant to such Incidental Registration Statement without reference to the incidental registration rights of any holder (including Holders), and second a number of Registrable Securities to be allocated pro rata on the basis of the number of Registrable Securities beneficially owned at that time by all the Holders requesting to participate in the Underwritten Offering and included in such request (based on fully diluted Common Shares represented by or that may be acquired upon exercise of such Registrable Securities) or on such other basis as shall be agreed among the Holders; provided, however, that in the event the Company will not, by virtue of this paragraph, include in any such registration all of the Registrable Securities of any Holder requested to be included in such registration, such Holder may, upon written notice to the Company given within three (3) days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such registration. Notwithstanding the foregoing, if the Underwritten Offering pertains solely to Registrable Shares, at the request of such Underwriter, all Registrable Securities that are not Registrable Shares may be excluded from the Incidental Registration Statement prior to exclusion of any other Registrable Securities.

                  (c) With respect to the Triggering Registration and each Required Registration or Incidental Registration thereafter (for so long as she continues to beneficially own any Conversion Shares), for purposes of Sections 2.1, 2.2(a), 2.2(b), 2.3, 2.4, 2.5, 4.1, 4.2 and 4.3 hereof and Article V hereof, (i) Lucy Woods shall be deemed to be a "Holder" and shall have the rights and obligations of a Holder under such Sections with respect to Registrable Shares and (ii) the Conversion Shares that Lucy Woods beneficially owns shall be deemed to be "Registrable Shares". Notwithstanding anything to the contrary herein, from and after the date hereof, Lucy Woods shall be deemed to be a "Holder" and shall be subject to the obligations thereof under Sections 3.2 and 4.4 hereof and Article VI hereof.

         Section 2.3. Expenses. The Company agrees to pay all Registration Expenses in connection with each of the registrations requested pursuant to
Section 2.1 and Section 2.2. All Selling Expenses relating to securities registered on behalf of Holders shall be borne by the Holders of securities included in such registration pro rata on the basis of the number of Registrable Shares so registered or issuable upon conversion of the Registrable Notes so registered, as the case may be.

         Section 2.4. Effective Registration Statement; Suspension. Subject to
Section 2.1 (a)(vi), a Registration Statement pursuant to Section 2.1 shall not be deemed to have become effective (and the related registration will not be deemed to have been effected) unless it has been declared effective by the SEC or in the case of a Required Shelf Registration Statement unless Registrable Securities have been disposed of pursuant thereto, prior to a request by the Holders of a majority of the Registrable Securities included in such registration that such Registration Statement be withdrawn; provided, however, that if, after it has been declared effective, the offering of any Registrable Securities pursuant to such Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement shall be deemed not to have become effective and the related registration will not be deemed to have been effected.

         Section 2.5. Selection of Underwriters. At any time or from time to time, the Holders of a majority (based on fully diluted Common Shares represented by or that may be acquired upon exercise of such Registrable Securities) of the Registrable Securities covered by a Required Registration Statement may elect to have such Registrable Securities sold in an Underwritten Offering and may select the investment banker or investment bankers and manager or managers that will serve as lead and co-managing Underwriters with respect to the offering of such Registrable Securities, subject to the consent of the Company which shall not be unreasonably withheld. No Holder may participate in any Underwritten Offering hereunder unless such Holder (a) agrees to sell such Holder's securities on the basis provided in any underwriting arrangements approved by (i) in the context of a Demand Registration or Shelf Registration, the Holders of such a majority of Registrable Securities to be covered by the Registration Statement, or (ii) in the context of an Incidental Registration, the Company, and (b) completes and executes all questionnaires, powers of attorney, custody agreements, indemnities, underwriting agreements and other documents required under the terms of such Underwritten Offering. The underwriting agreement entered into with the lead Underwriter in connection with an Underwritten Offering shall contain such representations, warranties, indemnities and agreements then customarily included in underwriting or purchase agreements by such lead Underwriter with respect to secondary distributions of securities; provided, however, that a Holder's indemnity obligations thereunder shall be limited to the proceeds received by such Holder in the related offering.

                                  ARTICLE III
                           RESTRICTIONS ON PUBLIC SALE

         Section 3.1. Public Sale or Distribution. If requested by the sole Underwriter or lead managing Underwriter(s) in an Underwritten Offering being made pursuant to Section 2.1 of this Agreement, the Company agrees not to effect any sale or distribution (other than, in the case of the Company, sales or distributions solely by and for the account of the Company of securities issued pursuant to any employee benefit or similar plan or any dividend reinvestment plan) of any equity or equity-linked securities during the period commencing on the date the Company receives a Request from any Holder and continuing until 180 days after the effective date of any Underwritten Offering (or for such shorter period as the sole or lead managing Underwriter shall request) unless earlier terminated by the sole Underwriter or lead managing Underwriter(s) in such Underwritten Offering.

         Section 3.2. Transfers by Holders. If requested by the sole Underwriter or lead managing Underwriter(s) in an Underwritten Offering, the Holders shall not sell or otherwise transfer or dispose of any securities of the Company held by the Holders (other than those included in the registration) during the 90-day period following the effective date of any Underwritten Offering, or such shorter period as the sole Underwriter or lead managing Underwriter(s) may request, of a registration statement of the Company filed under the Securities Act; provided, however, that the obligations described in this Section 3.2 shall not apply to a registration relating solely to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or Rule 145 or similar transaction. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restriction until the end of said 90-day period. With respect to any agreement entered into after the date of this Agreement pursuant to which the Company issues or agrees to issue any privately placed securities, the Company shall use all reasonable efforts to include in each such agreement a provision under which holders of such securities agree not to effect any sale or distribution of any such securities during the period referred to in the first sentence of this Section 3.2, including any sale pursuant to Rule 144 under the Securities Act (except as part of such registration, if permitted).

                                   ARTICLE IV
                             REGISTRATION PROCEDURES

         Section 4.1. Procedures. In connection with the obligations of the Company pursuant to Article II, the Company shall use all reasonable efforts to effect or cause to be effected the registration of the Registrable Securities under the Securities Act to permit the sale of such

Registrable Securities by the Holders in accordance with their intended method or methods of distribution, and the Company shall:

                           (a)      (i) prepare and file a Registration
         Statement with the SEC which (x) shall be on Form S-3 (or any successor to such form), if available, (y) shall be available for the sale or exchange of the Registrable Securities in accordance with the intended method or methods of distribution by the selling Holders thereof, and
         (z) shall comply as to form with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith and all other information reasonably requested by the lead managing Underwriter or sole Underwriter, if applicable, to be included therein, (ii) use all reasonable efforts to cause such Registration Statement to become effective and remain effective in accordance with Article II, (iii) use all reasonable efforts to not take any action that would cause a Registration Statement to contain a material misstatement or omission or to be not effective and usable for resale of Registrable Securities during the period that such Registration Statement is required to be effective and usable, and (iv) cause each Registration Statement and the related Prospectus and any amendment or supplement thereto, as of the effective date of such Registration Statement, amendment or supplement (x) to comply in all material respects with any requirements of the Securities Act and the rules and regulations of the SEC and (y) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

                           (b) subject to paragraph (j) of this Section 4.1, prepare and file with the SEC such amendments and post-effective amendments to each such Registration Statement, as may be necessary to keep such Registration Statement effective for the applicable period; cause each such Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by each Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the selling Holders thereof, as set forth in such registration statement;

                           (c) furnish to each Holder of Registrable Securities and to each Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as such Holder or Underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities; the Company hereby consents to the use of the Prospectus, including each preliminary Prospectus, by each Holder of Registrable Securities and each Underwriter of an Underwritten Offering of Registrable Securities, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or the preliminary Prospectus;

                           (d) (i) use all reasonable efforts to register or qualify the Registrable Securities, no later than the time the applicable Registration Statement is declared effective by the SEC, under all applicable state securities or "blue sky" laws of such jurisdictions as each Underwriter, if any, or any Holder of Registrable Securities covered by a

         Registration Statement, shall reasonably request; (ii) use all reasonable efforts to keep each such registration or qualification effective during the period such Registration Statement is required to be kept effective; and (iii) do any and all other acts and things which may be reasonably necessary or advisable to enable each such Underwriter, if any, and Holder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder; provided, however, that the Company shall not be obligated to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to consent to be subject to general service of process (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith) in any such jurisdiction;

                           (e) notify each Holder of Registrable Securities promptly, and, if requested by such Holder, confirm such advice in writing, (i) when a Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of the issuance by the SEC or any state securities authority of any stop order, injunction or other order or requirement suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iii) if, between the effective date of a Registration Statement and the closing of any sale of securities covered thereby pursuant to any agreement to which the Company is a party, the representations and warranties of the Company contained in such agreement cease to be true and correct in all material respects or if the Company receives any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, and (iv) of the happening of any event during the period a Registration Statement is effective as a result of which such Registration Statement or the related Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

                           (f) furnish counsel for each such Underwriter, if any, and for the Holders of Registrable Securities copies of any request by the SEC or any state securities authority for amendments or supplements to a Registration Statement and Prospectus or for additional information;

                           (g) use all reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible time;

                           (h)      upon request, furnish to the sole
         Underwriter or lead managing Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, at least one signed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits; and furnish to each Holder of Registrable Securities, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

                           (i) cooperate with the selling Holders of Registrable Securities and the sole Underwriter or lead managing Underwriter of an Underwritten Offering of Registra-ble Securities, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations (consistent with the provisions of the governing documents thereof) and registered in such names as the selling Holders or the sole Underwriter or lead managing Underwriter of an Underwritten Offering of Registrable Securities, if any, may reasonably request at least three Business Days prior to any sale of Registrable Securities;

                           (j)      upon the occurrence of any event
         contemplated by paragraph (e)(iv) of this Section, use all reasonable efforts to prepare a supplement or post-effective amendment to a Registration Statement or the related Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                           (k) enter into customary agreements (including, in the case of an Underwritten Offering, underwriting agreements in customary form, and including provisions with respect to indemnification and contribution in customary form and consistent with the provisions relating to indemnification and contribution contained herein) and take all other customary and appropriate actions in order to expedite or facilitate the disposition of such Registrable Securities and in connection therewith:

                                    (1)      make such representations and
                  warranties to the Holders of such Registrable Securities and the Underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;

                                    (2)      obtain opinions of counsel to the
                  Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the lead managing Underwriter, if any, or, if no Underwriter, the majority Holders of the Registrable Securities being sold) addressed to each selling Holder and the Underwriters, if any, covering the matters customarily covered in opinions requested in sales of securities or underwritten offerings and such other matters as may be reasonably requested by such Holders and Underwriters;

                                    (3)      obtain "cold comfort" letters and
                  updates thereof from the Company's independent certified public accountants addressed to the selling Holders of Registrable Securities, if permissible, and the Underwriters, if any, which letters shall be customary in form and shall cover matters of the type customarily covered in "cold comfort" letters to underwriters in connection with primary underwritten offerings;

                                    (4)      to the extent requested and
                  customary for the relevant transaction, enter into a securities sales agreement with the Holders providing for, among other things, the appointment of such representative as agent for the selling Holders for the purpose of soliciting purchases of Registrable Securities, which agreement shall be customary in form, substance and scope and shall contain customary representations, warranties and covenants not more onerous than those provided in the relevant underwriting agreement(s), if any; and

                                    (5)      deliver such customary documents
                  and certificates as may be reasonably requested by the majority Holders of the Registrable Securities being sold or by the managing Underwriters, if any.

         The above shall be done (i) at the effectiveness of such Registration Statement (and each post-effective amendment thereto) in connection with any registration, and (ii) at each closing under any underwriting or similar agreement as and to the extent required thereunder;

                           (l) in the event the Company is required to register the sale or disposition of any Registrable Notes pursuant to a Registration Statement required by this Agreement, the Company shall
         (i) cause the Indenture (as defined below) to be qualified under the TIA not later than the effective date of such Registration Statement and, in connection therewith, cooperate with the Trustee (as defined below) and the Holders to effect such changes to the Indenture as may be required for such Indenture to be so qualified in accordance with the terms of the TIA and (ii) execute, and use all reasonable efforts to cause the Trustee to execute, all documents that may be required to effect such changes and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner.

                           (m)      make available for inspection by
         representatives of the Holders of the Registrable Securities and any Underwriters participating in any disposition pursuant to a Registration Statement and any counsel or accountant retained by such Holders or Underwriters, all relevant financial and other records, pertinent corporate documents and properties of the Company and cause the respective officers, directors and employees of the Company to supply all information reasonably requested by any such representative, Underwriter, counsel or accountant in connection with a Registration Statement;

                           (n) (i) within a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus, provide copies of such document to the Holders of Registrable Securities and to counsel to such Holders and to the Underwriter or Underwriters of an Underwritten Offering of Registrable Securities, if any; fairly consider such reasonable changes in any such document prior to or after the filing thereof as the counsel to the Holders or the Underwriter or the Underwriters may request and not file any such document in a form to which the majority Holders of Registrable Securities being registered or any Underwriter shall reasonably object; and make such of the representatives of the Company as shall be reasonably requested by the Holders of Registrable Securities being registered or any Underwriter available for discussion of such document;

                           (ii) within a reasonable time prior to the filing of any document that is to be incorporated by reference into a Registration Statement or a Prospectus, provide copies of such document to counsel for the Holders; fairly consider such reasonable changes in such document prior to or after the filing thereof as counsel for such Holders or such Underwriter shall request; and make such of the representatives of the Company as shall be reasonably requested by such counsel available for discussion of such document;

                  (o) cause all Registrable Securities to be qualified for inclusion in or listed on The New York Stock Exchange, Inc. or any securities exchange or the NASDAQ National Market on which securities of the same class issued by the Company are then so qualified or listed if so requested by the majority Holders of Registrable Securities covered by a Registration Statement, or if so requested by the Underwriter or Underwriters of an Underwritten Offering of Registrable Securities, if any;

                  (p) otherwise use all reasonable efforts to comply with all applicable rules and regulations of the SEC, including making available to its security holders an earnings statement covering at least twelve (12) months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

                  (q) cooperate and assist in any filings required to be made with regulatory agencies (including stock markets) and in the performance of any due diligence investigation by any Underwriter in an Underwritten Offering; and

                  (r) use all reasonable efforts to facilitate the distribution and sale of any Registrable Securities to be offered pursuant to this Agreement, including without limitation, upon reasonable request of the Underwriter(s), by making road show presentations, holding meetings with potential investors and taking such other actions as shall be requested by the majority Holders of Registrable Securities covered by a Registration Statement or the lead managing Underwriter of an Underwritten Offering.

         Section 4.2. Information to be Provided by Holders. Each selling Holder of Registrable Securities as to which any registration is being effected pursuant to this Agreement agrees, as a condition to the registration obligations with respect to such Holder provided herein, to furnish in writing to the Company such information regarding such Holder required to be included in the Registration Statement, the ownership of Registrable Securities by such Holder and the proposed distribution by such Holder of such Registrable Securities as the Company may from time to time reasonably request in writing.

         Section 4.3. Additional Obligations of Holders. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (e)(iv) of Section 4.1, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the affected Registration Statement until such Holder's receipt of the copies of the supplemented or amended Prospectus, contemplated by paragraph (j) of this Section, and, if so directed by the Company, such Holder will deliver to the Company (at the expense of the Company), all copies in its possession, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities which was current at the time of receipt of such notice.

         Section 4.4. Additional Obligations of Company and Holders. The Company and each Holder agrees that, in the event of a Notes Request, it shall cooperate and use all reasonable efforts in good faith to agree upon a form of indenture that reflects the terms and conditions of the Notes, which complies with the terms of the Trust Indenture Act, and permits the Notes to be registered as contemplated hereby (in each case, the "Indenture"). Such Persons shall also cooperate in good faith to select a trustee (the "Trustee") for such ------- indenture. All fees and expenses of the Company, the Trustee and the Holders in connection with the negotiation of the form of Indenture (and all related qualifications) and of retaining the Trustee shall be borne by the Company.

                                    ARTICLE V
                          INDEMNIFICATION/CONTRIBUTION

         Section 5.1. Indemnification and Contribution.

                  (a) The Company agrees to indemnify and hold harmless each Holder, each Person, if any, who controls any Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Holder within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any preliminary prospectus or any Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Holder furnished to the Company in writing by such Holder expressly for use therein; provided that the foregoing indemnity shall not inure to the benefit of any Holder (or to the benefit of any Person controlling such Holder) from whom the Person asserting such losses, claims or liabilities purchased the Registrable Securities, if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Holder to such Person, if required by law so to have been delivered at or prior to the written confirmation of the sale of the Registrable Securities to such Person, and if the Prospectus (as so amended or supplemented) would have cured the defect giving rise to such losses, claims, damages or liabilities, unless such failure is the result of noncompliance by the Company with Section 4.1(j) hereof.

                  (b) Each Holder agrees severally and not jointly to indemnify and hold harmless the Company and its directors, its officers who sign any Registration Statement and each Person, if any, who controls the Company (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) or any other Holder, to the same extent as the foregoing indemnity from the Company to such Holder, but only with reference to information relating to such Holder furnished to the Company in writing by such Holder expressly for use in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of any Holder hereunder be greater in amount than the dollar amount of the gross proceeds from the sale by such Holder upon the sale of the Registrable Securities pursuant to the Registration Statement giving rise to such indemnification obligation.

                  (c) In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Sections 5.1(a) or (b) hereof, such Person (the "indemnified party") shall promptly notify the Person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or
ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by, in the case of parties indemnified pursuant to Section 5.1(a), the Holders of a majority of the Registrable Securities covered by the Registration Statement held by Holders that are indemnified parties pursuant to Section 5.1(a) and, in the case of parties indemnified pursuant to Section 5.1(b), the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent (which shall not be unreasonably withheld), but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

                  (d) To the extent that the indemnification provided for in Sections 5.1(a) or (b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company shall be deemed to be equal to the greater of the total purchase price received under the Investment Agreement with respect to the Registrable Securities or the value received by the Company in connection with the disposition of securities in the relevant offering. The relative benefits received by any Holder shall be deemed to be equal to the value received by such Holder in connection with the disposition of such securities in the relevant offering. The relative fault of the Holders on the one hand and the Company on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Holders or by the Company, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Holders' respective obligations to contribute pursuant to this Section 5.1(d) are several in proportion to the respective number of Registrable Securities they have sold pursuant to a Registration Statement, and not joint.

                  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.1(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding this Section 5.1(d), no indemnifying party that is a selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by it and distributed to the public were offered to the public exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                  (e) The remedies provided for in this Section 5.1 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity, hereunder, under the Investment Agreement or otherwise.

                  (f) The indemnity and contribution provisions contained in this Section 5.1 shall remain operative and in full force and effect regardless of iii) any termination of this Agreement, iv) any investigation made by or on behalf of any Holder, any Person controlling any Holder or any affiliate of any Holder or by or on behalf of the Company, its officers or directors or any Person controlling the Company and v) the sale of any Registrable Securities by any Holder.

                  (g) All indemnified parties are third-party beneficiaries of this Agreement.

                                   ARTICLE VI
                                  MISCELLANEOUS

         Section 6.1. No Inconsistent Agreements. The Company will not on or after the date of this Agreement enter into any agreement that conflicts with the provisions of this Agreement or that grants registration or similar rights without the prior written consent of the Holders of a majority of the Registrable Securities, nor has the Company entered into any such agreement, except for the agreements set forth on Schedule 3.03(d) of the Investment Agreement. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of the Company's other issued and outstanding securities under any such agreements.

         Section 6.2. Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the prior written consent of the Holders of a majority of the Registrable Securities then outstanding (which for this purpose shall be the Registrable Shares outstanding plus the Registrable Shares issuable upon conversion of the Registrable Notes), and, if any such amendment, modification, supplement, waiver or consent would materially adversely affect the rights of any specific group of Holders hereunder in a different manner or degree than would affect the rights of all Holders, the written consent of Holders of a majority of the Registrable Securities so affected shall be obtained, and, if any such amendment, modification, supplement, waiver or consent would materially adversely affect the rights of any specific Holders hereunder in a different manner or degree than would affect the rights of all Holders, the written consent of each such adversely affected Holder shall be obtained; provided, however, that nothing herein shall prohibit any amendment, modification, supplement, waiver or consent the effect of which is limited only to those Holders who have agreed to such amendment, modification, supplement, waiver or consent.

         Section 6.3. Notices. Any notice, demand, request, waiver, or other communication under this Agreement shall be governed by the terms and conditions for the giving of notices under Section 9.04 of the Investment Agreement.

         Section 6.4. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without the need for an express assignment, subsequent Holders other than a Holder which acquires Registrable Notes or Registrable Shares in a public offer or pursuant to an exemption under Rule

144 of the Securities Act; provided the subsequent holder agrees in writing to be bound by the provisions of this Agreement. If any successor, assignee or transferee of any Holder shall acquire Registrable Securities in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement. The Company shall refuse to register any securities held by any such transferee until such time as such transferee has duly executed and delivered a counterpart signature page by which such person agrees to all terms and conditions of this Agreement. For purposes of this Agreement, "successor" for any entity other than a natural person shall mean a successor to such entity as a result of such entity's merger, consolidation, liquidation, dissolution, sale of substantially all of its assets, or similar transaction.

         Section 6.5. Recapitalizations, Exchanges, etc., Affecting Registrable Securities. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Registrable Securities, to any and all securities or capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise. including any Solvent Reorganization) that may be issued in respect of, in exchange for, or in substitution of such Registrable Securities, by reason of any dividend, split, issuance, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise.

         Section 6.6. Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

         Section 6.7. Descriptive Headings, Etc. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section and paragraph references are to the Articles, Sections and paragraphs to this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

         Section 6.8. Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

         Section 6.9.GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL.
This Agreement shall be construed in accordance with the internal laws of the State of New York without regard to the conflicts of laws provisions thereof. The Company hereby irrevocably submits to the jurisdiction of any court of the State of New York located in the County of New York or the United States District Court for the Southern District of the State of New York, any appellate courts from any thereof (any such court, a "New York Court") or any court of the United Kingdom located in London, or any appellate courts from any thereof (any such court, a "UK Court"), but shall not be required to submit to the jurisdiction of a court other than a New York Court or UK Court, for the purpose of any suit, action or other proceeding arising out of or relating to this Agreement or under any applicable securities laws and arising out of the foregoing, which is brought by or against the Company, and the Company hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding will be heard and determined in any such court. Each party hereto (other than the Company) hereby irrevocably submits to the jurisdiction of any New York Court, but shall not be required to submit to the jurisdiction of a court other than a New York Court, for the purpose of any suit, action or other proceeding arising out of or relating to this Agreement or under any applicable securities laws and arising out of the foregoing, which is brought by or against such party, and such party hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding will be heard and determined in any such court. The Company hereby agrees not to commence any action, suit or proceeding relating to this Agreement other than in a New York Court except to the extent mandated by applicable law. The Company hereby waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any New York Court or any UK Court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same. Each party hereto (other than the Company) hereby waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any New York Court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT THIS AGREEMENT, OR THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

                  The submission to the jurisdiction referred to in the preceding paragraph shall not limit the right of any Holder to take proceedings against any other party hereto in courts of any other competent jurisdiction nor shall the taking of proceedings against such other party in any one or more jurisdictions preclude the taking of proceedings against such other party in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

                  The Company agrees that the process by which any suit, action or proceeding is begun in connection with this Agreement may be served on it at its principal place of business in the United Kingdom for the time being. If the Company ceases to have a principal place of business in the United Kingdom, it shall immediately appoint a further person in the United Kingdom to accept service of process on its behalf in such jurisdiction. Nothing contained herein shall affect the right of the parties hereto to serve process in any other manner permitted by law. In addition, the Company acknowledges and agrees that (a) it has, by separate letter, irrevocably appointed CT Corporation System, as its authorized agent upon which process may be served in any suit or proceeding against the Company arising out of or relating to this Agreement or under any securities laws of the United States or any state thereof and arising out of the foregoing, (b) it has, prior to the date hereof, paid such agent an amount in cash sufficient to procure such agent's services for eleven years from the date hereof and (c) service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided above, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of at least eleven years from the date of this Agreement.

         Section 6.10. Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement.

         Section 6.11. Additional Documents. Each party agrees to execute any and all further documents and writings within its powers and to perform such other actions which may be or become necessary or expedient to effectuate and carry out this Agreement.

         Section 6.12. No Third-Party Beneficiaries. Except as set forth in
Section 5.1 hereof, none of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

         Section 6.13. Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Company, on the one hand, and the other parties to this Agreement, on the other, with respect to such subject matter.

         Section 6.14. Termination of Obligations With Respect to Registrable Notes. The right to require the Company to register Registrable Notes pursuant to Sections 2.1 and 2.2 hereof shall terminate and cease to be of any further force or effect upon the earlier to occur of (a) the Majority Conversion Date and (b) the eleventh anniversary of the date of this Agreement (it being understood and agreed that such termination shall have no effect on the Company's other obligations under this Agreement (including, without limitation, its obligation to register Registrable Shares)).

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

MORGAN STANLEY & CO. INCORPORATED               VIATEL HOLDING (BERMUDA) LIMITED

By:  ____________________________              By:  ___________________________
     Name:                                          Name:
     Title:                                         Title:

AHAB PARTNERS, L.P.                             VARDE PARTNERS, INC.

By:  ________________, its ______              By:  ___________________________
                                                     Name:
                                                     Title:
By:  ____________________________
     Name:
     Title:

STONEHILL INSTITUTIONAL PARTNERS, L.P.          ORE HILL HUB FUND LTD.

By:  _______________, its ________              By:  __________, its ___________

By:  _____________________________              By:  ___________________________
     Name:                                           Name:
     Title:                                          Title:

               [Signature Page #1 to Registration Rights Agreement]

LUCY WOODS                                      WAYLAND DISTRESSED OPPORTUNITIES
                                                FUND I-A, LLC

  ________________________________
  Name:  Lucy Woods                             By:  _____________, its ________

                                                By:  ___________________________
                                                     Name:
                                                     Title:

SAPPHIRE SPECIAL OPPORTUNITIES FUND, LLC

By: ________________, its ________

By: ______________________________
    Name:
    Title:

               [Signature Page #2 to Registration Rights Agreement]